Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183740

March 9, 2015

$300,000,000

HealthSouth Corporation

5.125% Senior Notes due 2023

Issuer:	HealthSouth Corporation

Size:	$300,000,000

Maturity:	March 15, 2023

Coupon:	5.125%

Offering Price:	100.000% of face amount plus accrued interest from March 12, 2015 to the Settlement Date

Yield to Maturity:	5.125%

Yield to Worst:	5.125%

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2015

Equity Clawback:	Up to 35% at 105.125% until March 15, 2018

Optional Redemption:	Make-whole call at T+50 basis points to March 15, 2018, then:

	On or after:

	March 15, 2018	103.844%

	March 15, 2019	102.563%

	March 15, 2020	101.281%

	March 15, 2021 and thereafter	100.000%

Underwriting Discount:	1.75%

Net Proceeds to Issuer Before Expenses:	$294,750,000

Trade Date:	March 9, 2015

Settlement:	T+3; March 12, 2015

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	CUSIP: 421924 BN0
ISIN: US421924BN03

Ratings*:	Ba3/BB- (Moody’s/S&P)

Joint Book-Running Managers:	SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send the prospectus to you if you request it by contacting any of the Joint Book-Running Managers at SunTrust Robinson Humphrey, Inc., 3333 Peachtree Road, 10th Floor, Atlanta, GA 30326, e-mail: STRHdocs@SunTrust.com, telephone (800) 685-4786, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, barclaysprospectus@broadridge.com, 888-603-5847, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, (800) 831-9146 or prospectus@citi.com, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, or email: prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: High Yield Syndicate, telephone: (800) 245-8812, or email:HY_syndicate@jpmorgan.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, email:dg.prospectus_requests@baml.com, Morgan Stanley & Co. Incorporated, (212) 761-9199, RBC Capital Markets, LLC, Attention: High Yield Capital Markets, Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, telephone: (877) 280-1299 or Wells Fargo Securities, LLC, (800) 326-5897.

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